John Hancock Investment Trust
601 Congress Street
Boston, Massachusetts 02210

November 8, 2017

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention:	Sonny Oh

Re:	John Hancock Investment Trust (the “Trust”) — File No. 333-220768
Registration Statement on Form N-14

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on October 30, 2017, from Sonny Oh of the Securities and Exchange Commission (the “SEC”) disclosure staff with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of John Hancock Small Cap Core Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock Small Company Fund, a series of John Hancock Funds III (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”) (the “Reorganization”). The Registration Statement was filed with the SEC on October 2, 2017, accession no. 0001133228-17-005907.

We note that the Trust has submitted: (a) a letter dated November 1, 2017 in response to comments on the Registration Statement that Laura Hatch, Kristy Von Ohlen, and Christina DiAngelo Fettig of the SEC accounting staff had previously provided by telephone on October 24, 2017; and (b) a letter dated November 8, 2017 in response to comments on the Registration Statement that Ms. Fettig had previously provided on October 27, 2017. The current letter addresses only those comments that Mr. Oh subsequently provided on October 30, 2017.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

A.	Shareholder Letter

1.
Comment — The shareholder letter appears twice at the beginning of the Registration Statement. If the second letter merely duplicates the first, please delete it. Otherwise, please explain why there are two letters.

Response — Each shareholder letter is directed at a different category of Acquired Fund shareholders. The first letter is the letter that will be sent to investors who hold Acquired Fund shares directly with the Fund. The second letter is a form of letter that will be sent to investors who hold Acquired Fund shares through financial intermediaries. The content of both letters is identical other than the specific Internet site and telephone number related to Internet and telephone voting, respectively. Accordingly, the Trust declines to make any changes in response to this comment.

B.	Notice of Special Meeting of Shareholders (the “Notice”)

2.	Comment — In Item 1, please identify each series of each registered investment company involved in the Reorganization.

Response — The Trust has made the requested change.

Page 2 November 8, 2017
C.	Combined Proxy Statement and Prospectus (“Proxy/Prospectus”)

3.
Comment — Under “How the Reorganization Will Work” on p. 1, it is stated that the Acquiring Fund will assume “substantially all” of the Acquired Fund’s liabilities in the Reorganization. Please explain why the Acquiring Fund would not assume all of the Acquired Fund’s liabilities.

Response — The Trust respectfully notes that if there are any liabilities of the Acquired Fund that are not assumed by the Acquiring Fund, the Acquired Fund expects to dispose of any such liabilities prior to the Reorganization. The Trust further notes that the disclosure in the “Notice of Special Meeting of Shareholders” reflects the terms contained in Section 3(a) of the Agreement and Plan of Reorganization. Further, Section 4(f) of the Agreement and Plan of Reorganization provides the following explanation:

“The Acquiring Fund shall assume substantially all of the liabilities of the Acquired Fund, whether accrued or contingent, in connection with the acquisition of assets and subsequent liquidation and dissolution of the Acquired Fund or otherwise, except for the Acquired Fund’s liabilities, if any, arising pursuant to this Agreement.”

Based on this provision, the Acquiring Fund will be assuming all of the Acquired Fund’s liabilities except for the Acquired Fund’s expenses incurred in connection with the reorganization (which would be paid out of the Acquired Fund’s assets, and therefore reduce the assets being acquired), and any liabilities incurred by the Acquired Fund arising from or related to a breach by the Acquired Fund of a representation or covenant under the plan of reorganization.  Therefore, the Trust respectfully declines to make any changes in response to this comment.

4.	Comment — Under “How the Reorganization Will Work” on p. 1, please highlight the last bullet point regarding the expected tax treatment of the Reorganization.

Response — The Trust has made the requested change.

5.
Comment — Under “Rationale for the Reorganization” on p. 2, please clarify whether the combined Fund’s expense ratios are lower than those of the Acquired Fund on a gross or net basis. Please note that the second factor listed under “Board Consideration of the Reorganization” on p. 21 compares the Funds’ expense ratios on a net basis.

Response — The Trust notes that the combined Fund’s expense ratios are lower than those of the Acquired Fund on both a gross and net basis. However, the Trust will review and clarify the use of “gross” versus “net” throughout the Registration Statement, where applicable.

6.
Comment — On page 2, under “Introduction” please disclose the date that the Proxy/Prospectus is expected to be mailed, rather than the date the document is expected be available to shareholders, in accordance with Item 1(b) of Schedule 14A.

Response — The Trust has made the requested change.

Page 3 November 8, 2017
7.	Comment — Before October 1, 2017, the management fee structures of each Fund were identical. Please disclose this fact sooner.

Response — The Trust has made the requested change.

8.	Comment — In the table under “Where to Get More Information” on p. 2, please provide the Securities Act numbers for filings that are incorporated by reference.

Response — The Trust has made the requested change.

9.
Comment —Under “Who is Eligible to Vote” on p. 4, please note that proxies must be signed and timely submitted in this section, and please add the disclosure from this section that reads “[i]f your proxy is not received on a timely basis, it will not be counted” to the “Voting Rights and Required Vote,” section on page 29.

Response — The Trust has made the requested changes.

10.	Comment — Under “In deciding whether to approve the Reorganization…” on pages 6 through 8, please disclose that the Acquired Fund may sell up to 94% of its assets as part of the Reorganization.

Response — The Trust has made the requested change.

11.
Comment — Under “In deciding whether to approve the Reorganization…” on pages 6 through 8, please disclose additional differences among the principal investment strategies of each Fund. The staff also notes that quantitative investment limits are discussed. Please add supplemental disclosure regarding actual fund investments.

Response — The Trust acknowledges that there are similarities among the Funds’ principal investment strategies, in particular with respect to quantitative portfolio investment limitations. The Trust has analyzed the respective portfolio holdings of each Fund and has determined that the qualitative, rather than quantitative, differences among their respective investment strategies primarily account for the differences in their respective portfolio holdings. As a result, the Trust will include supplemental disclosure discussing this point, as follows:

Each Fund’s portfolio management team takes a different approach to implementing the principal investment strategies of the Fund. The differences in portfolio investment methodology and strategy implementation between the respective Funds has led to significantly different portfolio holdings, despite the Funds’ respective focus on a similar universe of small cap companies. Each Fund’s recent portfolio holdings are available on the Fund’s website, jhinvestments.com, as detailed in the Fund’s current prospectus, as may be supplemented.

The Trust will also include supplemental disclosure excerpted from the Form N-1A, Item 9, “Fund Details” section of the Funds’ prospectuses that describes each Fund’s respective investment philosophies and processes in additional detail.

12.	Comment — Please move the “Comparison of Investment Risks” section, on page 9, to appear immediately before the “Comparison of Expenses” section, on page 13, of the Registration Statement.

Response — The Trust has made the requested change.

13.	Comment — Under “Comparison of Expenses” on p. 13, please do not use the defined term “Merger Shares” in order to avoid confusion.

Response — The Trust will make the requested change and will replace “Merger Shares” with the “share classes of the Acquiring Fund to be received in the Reorganization.”

Page 4 November 8, 2017
14.	Comment — Under the “Comparison of Expenses” section, on page 13, please add an additional description before the shareholder fee tables regarding the Acquiring Fund’s operational history.

Response — The Trust has made the requested change.

15.
Comment — Under the “Acquired Fund Class I and Class ADV - Acquiring Fund Class I” and “Acquired Fund Class R1, Class R2, Class R3, Class R4, Class R5 and Class R6 - Acquiring Fund Class R6” fee tables on pages 15 and 16, respectively, please note that there are no shareholder expenses borne by these classes of shares.

Response — The Trust has made the requested changes.

16.
Comment — Under “Reasons for the Reorganization,” on page 19, and “Board Consideration of the Reorganization,” on page 20, please add additional information pertaining to the reasoning and consideration for the Reorganization, including any adverse factors the Board may have considered.

Response — The Trust will include supplemental disclosure regarding Board considerations of the Reorganization. The Trust will add the following highlighted supplemental disclosure:

In determining whether to approve the Reorganization and recommend its approval to shareholders of the Acquired Fund, the Acquired Fund Board inquired into a number of matters and considered, with respect to the Reorganization, the following factors, among others: (1) the compatibility of the investment objectives, policies and risks of the Acquired and Acquiring Funds; (2) the comparative historical performance of the Acquired and the Acquiring Funds; (3) any advantages to shareholders of the Acquired Fund of investing in a larger post-Reorganization asset pool having the potential for greater diversification; (4) the prospects for growth, and for achieving economies of scale, of the combined Acquired and Acquiring Funds; (5) the expense ratios and available information regarding the fees and expenses of the Acquired and Acquiring Funds; (6) the investment experience, expertise and financial resources of, and the nature and quality of the services provided by the Advisor and the subadvisor of the Acquiring Fund; (7) the terms and conditions of the Reorganization and whether the Reorganization would result in dilution of shareholder interests; (8) any direct and indirect costs to be incurred by the Acquired and Acquiring Funds as a result of the Reorganization; (9) any direct or indirect benefits to the Advisor or its affiliates to be realized as a result of the Reorganization; (10) the tax consequences of the Reorganization; and (11) possible alternatives to the Reorganization, including the liquidation of the Acquired Fund or changes to its portfolio management team.

With respect to comparative historical performance, the Board conducted a detailed performance and risk review of each Fund. The Board noted the long-term underperformance of the Acquired Fund, including performance relative to its benchmark and Morningstar peer group. The Board noted the stronger absolute and relative performance of the Acquiring Fund. With respect to the potential for greater diversification, the Board noted the Acquiring Fund’s portfolio composition methodology. With respect to alternatives to the Reorganization, the Board also reviewed potential mergers with numerous other funds and potential management changes involving numerous other subadvisors.”

The Trust will also include the following additional disclosure regarding the reasons for the Reorganization under “Reasons for the Reorganization”:

The Board of Trustees of each Fund reviews each of the various funds in the John Hancock Funds complex on an ongoing basis as part of its fiduciary responsibilities. The Acquired Fund has underperformed its benchmark and Morningstar peer group for each of the 1-, 3-, 5- and 10-year periods ended December 31, 2016.  After review and analysis, the Advisor recommended, and the Board concluded, that the Acquiring Fund would offer investors a similar style to that of the Acquired Fund, with lower fees and expenses, better historical performance and the potential for better future performance.  As a result, the Acquired Fund Board believes that that the proposed Reorganization, with the resulting changes in subadvisors, as well as the combined assets of both Funds resulting in economies of scale, is in the best interests of the Acquired Fund and its shareholders.

Page 5 November 8, 2017
17.	Comment — Under “Notes on performance - Small Company Fund,” on page 21, please add the Class ADV and Class I commencement dates. Further, the staff notes that the Registration Statement states:

“Returns shown prior to Class R1, Class R2, Class R3, Class R4, Class R5, and Class R6 shares’ commencement dates are those of the Fund’s Class A shares, except that they do not include the Fund’s Class A shares sales charges and would be lower if they did. (Previously, the returns shown for Class R1, Class R2, Class R3, Class R4, Class R5 and Class R6 shares prior to their commencement dates were those of Class A shares that were recalculated to apply the gross fees and expenses of Class R1, Class R2, Class R3, Class R4, Class R5 and Class R6 shares, as applicable.)”

Supplementally, please explain the legal basis for this change in performance presentation methodology.

Response — The Trust has added the Class ADV and Class I commencement dates. The Trust notes that various SEC no-action letters (e.g., Growth Stock Outlook Trust, Inc. (April 15, 1986); MassMutual Institutional Funds (September 28, 1995); and Nicholas Applegate Mutual Funds (August 6, 1996)) permit, but do not require, a fund to recalculate its share class performance in certain instances to apply the gross fees and expenses of that share class. Since such recalculation is not required, the Trust has “linked” Class R1-R6 to Class A pre-inception performance, as disclosed. Although the Trust notes that, in the MassMutual letter, the staff predicates its guidance on the issuer’s representation that recalculation would occur only once, the Trust believes that this change in performance presentation methodology is distinguishable from a “recalculation” of performance, and moreover notes that the presentation change is not due to any adjustment in the Fund’s internal expenses. Further, the Trust respectfully notes that its intention to change its performance presentation in registration statements was presented to the SEC in a letter dated June 23, 2017 (regarding comments received on February 9, 2017 with respect to the Trust’s amended Registration Statement on Form N-1A filed with the SEC on December 9, 2016, accession no. 0001133228-16-014354), based on discussions with the SEC disclosure staff and the SEC Office of Chief Counsel.

18.
Comment — Under “Notes on performance - Small Cap Core Fund,” on page 21, please confirm what share classes other than Class I were offered, if any, during the time that Class A had ceased operations and whether such other classes were more similar to Class A in expense structure. If Class I was the only class offered, then disclose that performance shown would have been lower, since Class A has higher expenses.

Response — The Trust confirms that Class I and Class NAV shares were both offered during the period when Class A ceased operations. The Trust further confirms that Class I and Class NAV have the same commencement date and that Class I has higher expenses than Class NAV.  The Trust notes that, rather than make a statement about higher or lower expenses, it intends to track the Form N-1A, Item 4. Instruction 3.(b)., which states to “[e]xplain in a footnote that the returns are for a Class that is not presented that would have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the Classes do not have the same expenses.”

19.	Comment — Under “Further Information on the Reorganization” on page 24, please highlight the discussion with respect to brokerage-related costs.

Response — The Trust has made the requested change.

20.
Comment — Under “Expenses of the Reorganization” on page 26, please highlight the discussion with respect to the amount of the estimated cost to be borne by each Fund.  Please also provide dollar amounts and breakdowns for additional brokerage commissions, dealer mark-ups, and other expenses that may be incurred by the sale of securities in connection with the Reorganization.

Response — The Trust has made the requested changes.

Page 6 November 8, 2017
21.	Comment — Under “Telephone Voting” on page 30, please disclose whether a third-party proxy solicitor will be used and the estimate costs.

Response — The Trust has made the requested change.  The Trust notes that the costs of any third-party solicitor are included in the costs of the Reorganization.

D.	Exhibits — Form of Proxy Cards

22.	Comment — Please highlight the sentences regarding voting authority.

Response — The Trust notes that the Proxy Cards have been revised to incorporate the requested change and will be filed as additional solicitation materials prior to their use.

The Trust, on behalf of the Acquiring Fund, intends to file a definitive form of Proxy/Prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 572-0138.

Sincerely,

/s/ Ariel Ayanna
Ariel Ayanna, Assistant Secretary of the Trust